Filed pursuant to Rule 433(d)

Registration No. 333-155429

Dated September 11, 2009

PACCAR Inc

Medium-Term Notes – Floating Rate, Series A

$120,000,000 Floating Rate Notes due September 14, 2012

PRICING TERM SHEET

Issuer:	PACCAR Inc

Ratings:	A1/AA- (Moody’s/S&P)

Principal Amount:	$120,000,000

Maturity Date:	September 14, 2012

Trade Date:	September 11, 2009

Original Issue Date (Settlement):	September 16, 2009

Issue Price (Price to Public):	100.00%

Interest Payment Dates:	March 14, June 14, September 14 and December 14, commencing December 14, 2009

Initial Interest Reset Date:	September 14, 2009

Interest Reset Dates:	March 14, June 14, September 14 and December 14

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	REUTERS Page LIBOR01

Index Maturity:	3 Months

Spread (+/-):	+1.174%

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	69373UAC1

ISIN:	US69373UAC18

Book-Running Manager:	Goldman, Sachs & Co.

Settlement:	Through The Depository Trust Company

None of the securities ratings is a recommendation to buy, sell or hold the notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and accompanying prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Goldman, Sachs & Co. or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526.